UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

T-EQUITY CAPITAL CORP.

(Name of Company)

8 Sound Shore Drive

Suite 255

Greenwich, CT 06830

Address of Principal Business Office

(Number and Street, City, State and Zip Code)

(203) 983-5275

Telephone Number (including area code)

814-00723

File Number under the Securities Exchange Act of 1934

T-Equity Capital Corp. (the “Company”) hereby provides notice of the Company’s withdrawal of its prior election to be subject to Sections 55 through 64 of the Act. In accordance therewith, and as a basis for the Company’s withdrawal of such election, the Company hereby states that it (i) has never made a public offering of its securities, (ii) does not have more than 100 securities holders for the purposes of Section 3(c)(1) of the Act and the rules thereunder, and (iii) does not propose to make a public offering.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of Greenwich and the State of Connecticut on the 8th day of September 2006.

T-EQUITY CAPITAL CORP.

By:	/s/ Jonathan H. Cohen
Name: Jonathan H. Cohen Title: Chief Executive Officer

Attest:	/s/ Patrick F. Conroy
Name: Patrick F. Conroy Title: Chief Financial Officer, Chief Compliance Officer, Treasurer and Corporate Secretary